February 18, 2010

Mr. Daniel Starck
President, Chief Executive Officer, and Chief Operating Officer
CorVel Corporation
2010 Main Street, Suite 600, 92614
Irvine, CA 92614

Re: CorVel Corporation
From 10-K for the Period Ended March 31, 2009
Definitive Proxy Statement on Schedule 14A filed on July 6, 2009
From 10-Q for the Quarterly Period Ended September 30, 2009
File No. 000-19291

Dear Mr. Starck:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

From 10-K for the Period Ended March 31, 2009

Risk Factors
"If we lose several customers in a short period…," page 19

1. Please identify any of your customers that account for 10 percent or more of your consolidated revenues. Contracts upon which your business is substantially dependent should be filed as exhibits.

Consolidated Financial Statements
Note A – Summary of Significant Accounting Policies
Revenue Recognition, page 54

2. Please revise your disclosure to clarify why it is reasonable to recognize revenues based on time and expenses incurred. Your disclosure should address whether the fees are determined based on costs incurred or how the costs are the reliable measure of service revenues earned. In addition, revise your disclosure to describe how you measure the revenues recognized under the multiple deliverable arrangements.

Note C – Stock Options and Stock Based Compensation, page 59

3. Please revise your disclosure to include the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which you expect to recognize it. Refer to FASB Accounting Standards Codification 718-10-50-2i.

Definitive Proxy Statement Filed July 6, 2009

Compensation Components and Process, page 11
Principal Elements of Executive Compensation – Base Salary, page 15

4. We note the reference to organizations considered to be comparable to you and peer group data in the public domain. Please provide us with draft disclosure for your 2010 proxy statement that identifies the specific members of any peer group selected for such comparison and the criteria used to select the peer members.

Annual Cash Incentive Awards Plan, page 16

5. We note that bonus payments are based upon the Compensation Committee's consideration of corporate goals and performance objectives and the qualitative performance of each officer during the previous year. The Compensation Discussion and Analysis does not disclose the management by objective goals the Compensation Committee considered to determine your executive officers' bonus payments. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

- A more detailed specific description and quantification of each of the individual and corporate goals and performance objectives for each named executive officer;
- Confirmation that you will discuss the achievement of the objectives; and
- A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that these criteria are quantified, the discussion in your proxy statement should also be quantified.

From 10-Q for the Quarterly Period Ended September 30, 2009

Item 4 – Controls and Procedures, page 32

6. You disclose here and in your June 30, 2009 Form 10-Q that your disclosure controls and procedures, or DCP, were not effective on March 31, 2009. Item 307 of Regulation S-K requires you to perform your evaluation of DCP as of the end of the period covered by your report. Please revise your fiscal 2010 Forms 10-Q to disclose the results of your evaluation of DCP as of the end of each period covered by those reports. Please represent to us separately that you performed the DCP evaluation at both June 30, 2009 and September 30, 2009, or explain to us why not. In any regard, please revise your disclosure of your remedial activities taken to clarify when you undertook actions iv and v. Please refer to Item 308(c) of Regulation S-K which requires disclosure of the changes in internal control over financial reporting that took place in the last fiscal quarter.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact John Krug, Senior Staff Attorney at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant